UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AENZA S.A.A.

(Formerly Graña y Montero S.A.A.)

(Name of Issuer)

Common Shares, par value S/ 1.00 per share

(Title of Class of Securities)

00776D 103**

(CUSIP Number)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange. Each ADS represents five common shares. The common shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

Andrew Cunningham
Director

IG4 Capital Infrastructure GP Limited
50 La Colomberie, St. Helier, Jersey, JE2 4QB

+44.1534.844234

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00776D 103	13D	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Infrastructure Investments LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 295,303,932
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,198,601
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,303,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of June 30, 2021, as set forth in the Form 6-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 26, 2021.

CUSIP No. 00776D 103	13D	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Infrastructure GP Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 295,303,932
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,198,601
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,303,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of June 30, 2021, as set forth in the Form 6-K filed by the Company with the SEC on July 26, 2021.

CUSIP No. 00776D 103	13D	Page 4 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Partners Holding Investments LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 295,303,932
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,198,601
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,303,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of June 30, 2021, as set forth in the Form 6-K filed by the Company with the SEC on July 26, 2021.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 12, 2021 (the “Initial Schedule 13D”) and amended by Amendment No. 1 filed on August 9, 2021 (“Amendment No. 1”) with respect to the Company (the Initial Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented to include the following information:

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference.

(a) – (b)

The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of June 30, 2021, as set forth in the Form 6-K filed by the Company with the SEC on July 26, 2021.

Each Reporting Person may be deemed to share the power to (i) vote or to direct the vote of 295,303,932 Common Shares in the aggregate, representing approximately 33.86% of the outstanding Common Shares as a result of the consummation of the Offers, the arrangements made pursuant to the Amended GH Syndication Agreement, the Amended HG Syndication Agreement, the MA Syndication Agreement and the Trust Agreement (as disclosed in the Initial Schedule 13D) and the transfer of the Additional Shares to the Trust (as more fully described in Item 6 below) and (ii) dispose or direct the disposition of 107,198,601 Common Shares in the aggregate, representing approximately 12.29% of the outstanding Common Shares.

Except as disclosed in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in Item 2, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

(c)

As described in more detail in Item 6 below, on August 12, 2021, an aggregate of 76,159,422 Additional Shares were transferred to the Trust by the Grantors and GH Holding Group, Bamas International Investment Corp. (“Bamas”), Ms. Ruth Julia E Alvarado Pflucker (“RAP”), Ms. Elisa del Carmen Alvarado Pflucker de Roe (“EAP”), Mr. Gonzalo Javier Alvarado Pflucker (“GAP”) and Ms. Claudia María de la Asunción Gutierrez Benavides (“Ms. Benavides”, and together with GH Holding Group, Bamas, RAP, EAP and GAP the “New Grantors”) for no consideration. The information set forth in Item 6 is hereby incorporated by reference.

Except for the foregoing, no other transactions in the Common Shares were effected by the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in Item 2, during the sixty (60) days prior to the date of this Schedule 13D.

(d)

Each of the Grantors and the New Grantors is entitled to receive dividends or the proceeds from the sale of the Additional Shares owned by them in accordance with the procedures in Section 6.4 set forth on pages 15 through 18 of the Trust Agreement which is incorporated herein by reference. The distribution of dividends related to, or proceeds from the sale of, the Additional Shares owned by the Grantors and the New Grantors is managed by the Trustee through the collection account associated with the Trust.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the Additional Shares.

Page 5 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

The number of Additional Shares determined after the application of proration following completion of the Offers is 76,159,422, representing approximately 8.73% of the outstanding Common Shares. In accordance with the terms of the Tender Offer Support Agreement, the Grantors and the New Grantors transferred the Additional Shares to the Trust on August 12, 2021. In connection with such transfer, on August 12, 2021, each of the Grantors, the New Grantors, Purchaser and the Trustee entered into an addendum of adhesion to the Trust Agreement (as amended by the Trust Amendment Agreement), pursuant to which each of the New Grantors became parties to the Trust Agreement (the “Addendum of Adhesion”).

Item 7.	Material to Be Filed as Exhibits.
Exhibit No.	Description
99.1	Addendum of Adhesion (English translation of document prepared in Spanish only), dated as of August 12, 2021, by and between each of the Grantors, the New Grantors, Purchaser and the Trustee.⁎
⁎ Filed herewith.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2021

IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP

By: IG4 Capital Infrastructure GP Limited, its general partner

By:	/s/ Mark Cleary
Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham
Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL INFRASTRUCTURE GP LIMITED

By:	/s/ Mark Cleary
Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham
Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PARTNERS HOLDING INVESTMENTS LP
By: IG4 Capital Partners Holding General Partner Limited, its general partner

By:	/s/ Gustavo Nickel Buffara de Freitas
Name:	Gustavo Nickel Buffara de Freitas
Title:	Director

By:	/s/ Paulo Todescan Lessa Mattos
Name:	Paulo Todescan Lessa Mattos
Title:	Director

[Signature page to Schedule 13D/A]